CUSIP No. 12738T 10 0                                         Page 1 of 10 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILES PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. )(1)

                          Cadence Pharmaceuticals, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   12738T 10 0
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                October 24, 2006
-------------------------------------------------------------------------------

              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [   ] Rule 13d-1(b)
         [   ] Rule 13d-1(c)
         [ X ] Rule 13d-1(d)


-----------------------

         (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 12738T 10 0                                         Page 2 of 10 Pages

-------------------------------------------------------------------------------
1)  Name of Reporting Person               Domain Partners VI, L.P.
    I.R.S. Identification
    No. of Above Person
    (Entities Only)
-------------------------------------------------------------------------------
2)  Check the Appropriate Box              (a) [ X ]
    if a Member of a Group                 (b) [   ]
-------------------------------------------------------------------------------
3)  SEC Use Only
-------------------------------------------------------------------------------
4)  Citizenship or Place                   Delaware
    of Organization
-------------------------------------------------------------------------------
Number of                    5)   Sole Voting               5,653,038 shares
Shares Beneficially               Power                     of Common Stock
Owned by Each
Reporting Person
With                         --------------------------------------------------
                             6)   Shared Voting Power       -0-
                             --------------------------------------------------
                             7)   Sole Disposi-             5,653,038 shares
                                  tive Power                of Common Stock
                             --------------------------------------------------
                             8)   Shared Dis-
                                  positive Power            -0-
                             --------------------------------------------------
9)  Aggregate Amount Beneficially                           5,653,038 shares
    Owned by Each Reporting person                          of Common Stock
-------------------------------------------------------------------------------
10) Check if the Aggregate
    Amount in Row (9)
    Excludes Certain Shares
-------------------------------------------------------------------------------
11) Percent of Class
    Represented by                                          19.5%
    Amount in Row (9)
-------------------------------------------------------------------------------
12) Type of Reporting
    Person                                                  PN

CUSIP No. 12738T 10 0                                         Page 3 of 10 Pages

-------------------------------------------------------------------------------
1)  Name of Reporting Person               DP VI Associates, L.P.
    I.R.S. Identification
    No. of Above Person
    (Entities Only)
-------------------------------------------------------------------------------
2)  Check the Appropriate Box              (a) [ X ]
    if a Member of a Group                 (b) [   ]
-------------------------------------------------------------------------------
3)  SEC Use Only
-------------------------------------------------------------------------------
4)  Citizenship or Place                   Delaware
    of Organization
-------------------------------------------------------------------------------
Number of                    5)   Sole Voting               60,584 shares
Shares Beneficially               Power                     of Common Stock
Owned by Each
Reporting Person
With                         --------------------------------------------------
                             6)   Shared Voting Power       -0-
                             --------------------------------------------------
                             7)   Sole Disposi-             60,584 shares
                                  tive Power                of Common Stock
                             --------------------------------------------------
                             8)   Shared Dis-
                                  positive Power            -0-
                             --------------------------------------------------
9)  Aggregate Amount Beneficially                           60,584 shares
    Owned by Each Reporting person                          of Common Stock
-------------------------------------------------------------------------------
10) Check if the Aggregate
    Amount in Row (9)
    Excludes Certain Shares
-------------------------------------------------------------------------------
11) Percent of Class
    Represented by                                          0.2%
    Amount in Row (9)
-------------------------------------------------------------------------------
12) Type of Reporting
    Person                                                  PN

CUSIP No. 12738T 10 0                                         Page 4 of 10 Pages

-------------------------------------------------------------------------------
1)  Name of Reporting Person               Domain Associates, L.L.C.
    I.R.S. Identification
    No. of Above Person
    (Entities Only)
-------------------------------------------------------------------------------
2)  Check the Appropriate Box              (a) [ X ]
    if a Member of a Group                 (b) [   ]
-------------------------------------------------------------------------------
3)  SEC Use Only
-------------------------------------------------------------------------------
4)  Citizenship or Place                   Delaware
    of Organization
-------------------------------------------------------------------------------
Number of                    5)   Sole Voting               27,500 shares
Shares Beneficially               Power                     of Common Stock
Owned by Each
Reporting Person
With                         --------------------------------------------------
                             6)   Shared Voting Power       -0-
                             --------------------------------------------------
                             7)   Sole Disposi-             27,500 shares
                                  tive Power                of Common Stock
                             --------------------------------------------------
                             8)   Shared Dis-
                                  positive Power            -0-
                             --------------------------------------------------
9)  Aggregate Amount Beneficially                           27,500 shares
    Owned by Each Reporting person                          of Common Stock
-------------------------------------------------------------------------------
10) Check if the Aggregate
    Amount in Row (9)
    Excludes Certain Shares
-------------------------------------------------------------------------------
11) Percent of Class
    Represented by                                          less than 0.1%
    Amount in Row (9)
-------------------------------------------------------------------------------
12) Type of Reporting
    Person                                                  OO

CUSIP No. 12738T 10 0                                         Page 5 of 10 Pages

                                  Schedule 13G

Item 1(a)  -   Name of Issuer: Cadence Pharmaceuticals, Inc.

Item 1(b)  -   Address of Issuer's Principal Executive Offices:

               12481 High Bluff Drive, Suite 200
               San Diego, CA  92130

Item 2(a)  -   Name of Person Filing:

               This statement is being filed by Domain Partners VI, L.P., a Delaware limited partnership ("Domain VI"), DP VI Associates, L.P., a Delaware limited partnership ("DP VI A"), and Domain Associates, L.L.C., a Delaware limited liability company (collectively, the "Reporting Persons").

Item 2(b)  -   Address of Principal Business Office:

               One Palmer Square
               Princeton, NJ  08542

Item 2(c)  -   Place of Organization:

               Domain VI:  Delaware
               DP VI A:  Delaware
               DA:  Delaware

Item 2(d)  -   Title of Class of Securities:

               Common Stock, $.0001 par value

Item 2(e)  -   CUSIP Number:  12738T 10 0

Item 3     -   Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

               Not applicable.

CUSIP No. 12738T 10 0                                         Page 6 of 10 Pages

Item 4     -   Ownership.

               (a) Amount Beneficially Owned:

               Domain VI:  5,653,038 shares of Common Stock
               DP VI A:  60,584 shares of Common Stock
               DA:  27,500 shares of Common Stock

               (b) Percent of Class:

               Domain VI:  19.5%
               DP VI A: 0.2%
               DA:  less than 0.1%

               (c) Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote:

               Domain VI:  5,653,038 shares of Common Stock
               DP VI A:  60,584 shares of Common Stock
               DA:  27,500 shares of Common Stock

               (ii) shared power to vote or to direct the vote: -0-

               (iii) sole power to dispose or to direct the disposition of:

               Domain VI:  5,653,038 shares of Common Stock
               DP VI A:  60,584 shares of Common Stock
               DA:  27,500 shares of Common Stock

               (iv) shared power to dispose or to direct the disposition of:
               -0-

Item 5     -   Ownership of Five Percent or Less of a Class:

               Not applicable.

Item 6     -   Ownership of More than Five Percent on Behalf of Another Person:

               Not applicable.

Item 7     -   Identification and Classification of the Subsidiary Which
               Acquired the Security Being Reported on by the Parent Company:

               Not applicable.

Item 8     -   Identification and Classification of Members of the Group:

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CUSIP No. 12738T 10 0                                         Page 7 of 10 Pages

               See Exhibit 2.

Item 9     -   Notice of Dissolution of Group:

               Not applicable.

Item 10    -   Certification:

               Not applicable.

CUSIP No. 12738T 10 0                                         Page 8 of 10 Pages

Signature:

               After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                      DOMAIN PARTNERS VI, L.P.
                                      By:  One Palmer Square Associates
                                      VI, L.L.C., General Partner

                                      By  /s/  Kathleen K. Schoemaker
                                        ---------------------------------
                                               Managing Member

                                      DP VI ASSOCIATES, L.P.
                                      By:  One Palmer Square Associates
                                      VI, L.L.C., General Partner


                                      By  /s/  Kathleen K. Schoemaker
                                        ---------------------------------
                                               Managing Member


                                      DOMAIN ASSOCIATES, L.L.C.


                                      By  /s/  Kathleen K. Schoemaker
                                        ---------------------------------
                                               Managing Member



Date:  February 13, 2007

CUSIP No. 12738T 10 0                                         Page 9 of 10 Pages

                                                                       EXHIBIT 1

                                  AGREEMENT OF
                            DOMAIN PARTNERS VI, L.P.,
                             DP VI ASSOCIATES, L.P.
                                       AND
                            DOMAIN ASSOCIATES, L.L.C.
                            PURSUANT TO RULE 13d-1(f)
                            -------------------------

               The undersigned hereby agree that the Information Statement on
Schedule 13G to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with provisions of 13d-1(f) under the Securities Exchange Act of 1934, as amended.


                                      DOMAIN PARTNERS VI, L.P.
                                      By:  One Palmer Square Associates
                                      VI, L.L.C., General Partner

                                      By  /s/  Kathleen K. Schoemaker
                                        ---------------------------------
                                               Managing Member

                                      DP VI ASSOCIATES, L.P.
                                      By:  One Palmer Square Associates
                                      VI, L.L.C., General Partner


                                      By  /s/  Kathleen K. Schoemaker
                                        ---------------------------------
                                               Managing Member


                                      DOMAIN ASSOCIATES, L.L.C.


                                      By  /s/  Kathleen K. Schoemaker
                                        ---------------------------------
                                               Managing Member



Date:  February 13, 2007

CUSIP No. 12738T 10 0                                        Page 10 of 10 Pages

                                                                       EXHIBIT 2

                        Identification and Classification
                             of Members of the Group
                        ---------------------------------


               Domain Partners VI, L.P., DP VI Associates, L.P. and Domain Associates, L.L.C. are filing this statement on Schedule 13G as a group.

               Domain Partners VI, L.P. is a Delaware limited partnership. Its sole general partner is One Palmer Square Associates VI, L.L.C., a Delaware limited liability company.

               DP VI Associates, L.P. is a Delaware limited partnership. Its sole general partner is One Palmer Square Associates VI, L.L.C., a Delaware limited liability company.

               Domain Associates, L.L.C. is a Delaware limited liability company.